January 23, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Ibolya Ignat, Staff Accountant
            Division of Corporation Finance

Re:  Chandler (U.S.A.), Inc.
     Form 10-K for Fiscal Year Ended December 31, 2004
     Filed March 22, 2005
     Form 10-Q for Fiscal Quarter Ended March 31, 2005
     Filed May 11, 2005
     File No. 001-15135

Dear Ms. Ignat:

     This letter is in response to the telephone conversation we had on January 23, 2006 related to our Form 10-K for the fiscal year ended December 31, 2004. In accordance with our discussion, these are the proposed disclosures that will be included in our 2005 Form 10-K:

CRITICAL ACCOUNTING POLICIES

          The preparation of financial statements in conformity with U.S. GAAP requires the application of accounting policies that often involve a significant degree of judgment. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. If management determines, as a result of its consideration of facts and circumstances, that changes in estimates and assumptions are appropriate, results of operations and financial position as reported in the consolidated financial statements may change significantly. Management has identified the following accounting policies as critical in understanding Chandler USA's reported financial results.

RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

          Insurance companies provide in their financial statements reserves for unpaid losses and loss adjustment expenses which are estimates of the expense of investigation and settlement of all reported and incurred but not reported losses under their previously issued insurance policies and reinsurance contracts. In estimating reserves, insurance companies use various standardized methods based on historical experience and payment and reporting patterns for the type of risk involved. The application of these methods necessarily involves subjective determinations by the personnel of the insurance company. Inherent in the estimates of the ultimate liability for unpaid claims are expected trends in claim severity, claim frequency and other factors that may vary as claims are settled. The amount of and uncertainty in the estimates is affected by such factors as the amount of historical claims experience relative to the development period for the type of risk, knowledge of the actual facts and circumstances, and the amount of insurance risk retained. The ultimate cost of insurance claims can be adversely affected by increased costs, such as medical expenses, repair expenses, costs of providing legal defense for policyholders, increased jury awards and court decisions and legislation that expand insurance coverage after the insurance policy was priced and sold. In recent years, certain of these factors have contributed to incurred amounts that were significantly
higher than original estimates.   Accordingly, the loss and loss adjustment
expense reserves may not accurately predict an insurance company's ultimate liability for unpaid claims. Estimating the ultimate loss and loss adjustment expense liability is a complex and judgmental process inasmuch as the amounts are based on management's informed estimates, assumptions and judgments using data currently available. The assumptions used in establishing reserves are regularly reviewed and updated by management as new data becomes available. Changes to estimates of previously established reserves are included in earnings in the period in which the estimate is changed. Such changes in estimates may be material. If the ultimate losses prove to differ substantially from the amounts previously recorded, the related adjustments could have a material adverse effect on Chandler USA's financial condition, results of operations and liquidity.

          NAICO's loss reserves consist of case reserves and reserves for incurred but not reported ("IBNR") claims. Case reserves are established by claims personnel based on a review of the facts known at the time the claim is reported, and are subsequently revised as more information about a claim becomes known. IBNR is computed using various actuarial methods and techniques and includes reserves for losses that have occurred but for which claims have not yet been reported, including provision for expected future development on case reserves. As of December 31, 2004, NAICO's case reserves and IBNR for each line of business are shown in the following table.

                               Gross reserves at December 31, 2004    Net Reserves at December 31, 2004
                               -----------------------------------    ---------------------------------
                                  Case                     Total         Case                  Total
                                reserves      IBNR       reserves      reserves      IBNR     reserves
                               ----------  ----------   ----------    ----------  ---------- ----------
                                         (In thousands)                         (In thousands)
 Other liability ............. $  14,419   $  36,571    $  50,990     $   5,364   $  15,330  $  20,694
 Automobile liability ........    10,803      14,074       24,877         6,268       5,171     11,439
 Workers compensation ........    20,069      17,284       37,353         8,191       8,851     17,042
 Automobile physical damage ..       201           3          204           142           3        145
 Property ....................     1,148          37        1,185           231          38        269
 Surety ......................    (6,454)        475       (5,979)       (4,711)        254     (4,457)
 Accident and health .........      (447)          -         (447)         (451)          -       (451)
 Inland marine ...............        49           1           50            13           1         14
                               ----------  ----------   ----------    ----------  ---------- ----------
  Total reserves ............. $  39,788   $  68,445    $ 108,233     $  15,047   $  29,648  $  44,695
                               ==========  ==========   ==========    ==========  ========== ==========


          NAICO periodically reviews the reserve estimates relating to insurance business written or assumed by NAICO and the methods used to arrive at such reserve estimates. NAICO also retains independent professional actuaries who review such reserve estimates and methods. Methods used include the paid loss development method, incurred loss development method, Bornhuetter-Ferguson method and loss ratio method. Most methods assume that past patterns in the historical data will be repeated in the future, as long as there are no significant changes in pertinent variables. The methods chosen are those that are believed to produce the most reliable indication at that particular evaluation date. While each of the methods produce point estimates for each period analyzed, management's best estimate is usually comprised of a combination of methods due to differences in conditions during each period.
The selected estimate may be one method, or a weighted average of several methods, or a judgmental selection if management determines it is appropriate. The ultimate point estimate selected by management represents the amount that management believes is the most likely amount that will ultimately be paid to settle the net reserves recorded at a particular point in time.

          Reserves for losses and loss adjustment expenses are developed using multiple estimation methods that result in various point estimates for each insurance program. The estimate recorded by management is a function of detailed analysis of the historical trends and development factors resulting from the different methods. As a result of the variety of factors that must be considered by management there is a significant risk that actual incurred losses will develop differently from these estimates. The following table shows the recorded reserves and the high and low point estimates based on the results of the various actuarial methods described above as of December 31, 2004.


  Insurance program                            Low        High      Recorded
  ----------------------------------------- ---------  ----------  ----------
                                                     (In thousands)
  Gross Reserves:
  ---------------
  Standard property and casualty... ....... $ 59,289   $ 136,527   $  95,172
  Political subdivisions ..................   10,413      10,413      10,413
  Surety bonds ............................   (5,999)     (5,999)     (5,999)
  Involuntary workers compensation pools ..    6,108       6,108       6,108
  Other ...................................    2,539       2,539       2,539
                                            ---------  ----------  ----------
                                            $ 72,350   $ 149,588   $ 108,233
                                            =========  ==========  ==========
  Net Reserves:
  ---------------
  Standard property and casualty... ....... $ 31,272   $  52,168   $  37,019
  Political subdivisions ..................    3,349       4,206       3,420
  Surety bonds ............................   (4,420)     (3,992)     (4,477)
  Involuntary workers compensation pools ..    6,108       6,108       6,108
  Other ...................................    2,625       2,625       2,625
                                            ---------  ----------  ----------
                                            $ 38,934   $  61,115   $  44,695
                                            =========  ==========  ==========

          For the workers compensation portion of the standard property and casualty program, NAICO's actuaries selected the results of the incurred loss development method for all but the 2003 accident year. The 2003 accident year selection was an average of the incurred loss development method and the paid loss development method. For the casualty portion of this program, the actuaries used a weighted average of the incurred loss development method and the paid loss development method for all accident years prior to 2004. The 2004 accident year selection was based on a judgmentally selected loss ratio. The estimation methods chosen are those that are believed to produce the most reliable indication at that particular evaluation date for the losses being evaluated. Due to changes in case reserve adequacy and retrospective sufficiency of paid loss projections, additional weight was given to paid loss indications in the 2004 loss reserve analysis. The point estimates for the political subdivisions and surety bond programs are less volatile as portions of these programs are in a run-off mode and can be estimated with more certainty. Surety bond reserves are actually a net receivable due to anticipated subrogation recoveries. Certain involuntary pools provided their own estimates and NAICO records these estimates plus an accrual to account for the lag time in reporting to NAICO.

          The process of selecting the point estimate from the set of possible outcomes produced by the various actuarial methods discussed above is based upon the judgment of management. In making its selection, management considers recent trends in claims frequency and severity and other factors including, but not limited to, large loss activity, large case reserve additions, historical loss information, per claim information, NAICO's loss retention, legislative enactments, judicial decisions, and trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. Significant changes in claims development patterns from historical claims development patterns may cause a significant variation between current reserve estimates and the actual future paid amounts. Assumptions used in establishing loss reserves are regularly reviewed and updated by management as new data becomes available. The changes in these estimates, resulting from the review process and the differences between estimates and ultimate payments, are reflected in the consolidated statements of operations for the period in which such estimates are changed. Such changes in estimates may be material. See Notes to Consolidated Financial Statements.

          A change in actuarial assumptions and methods was made in the 2004 loss reserve analysis. The 2003 loss reserve analysis assumed no development beyond five years of maturity with respect to net reserves for NAICO's standard property and casualty program. The impact of limiting the loss development after five years of maturity was to reduce 2003 reserve levels and pre-tax income by $2.7 million. In the 2004 loss reserve analysis, this assumption appeared unjustified and development beyond this point was recognized. Moreover, due to the changes in case reserve adequacy and retrospective sufficiency of paid loss projections, additional weight was given to paid loss indications in the 2004 loss reserve analysis.

          The loss settlement period on insurance claims for property damage is relatively short. The more severe losses for bodily injury, workers compensation and other liability claims have a much longer loss settlement period and may be paid out over several years. It is often necessary to adjust estimates of liability on a loss either upward or downward between the time a claim arises and the time of payment. Workers compensation indemnity benefit reserves are determined based on statutory benefits prescribed by state law and are estimated based on the same factors generally discussed above which may include, where state law permits, inflation adjustments for rising benefits over time. Generally, the more costly automobile liability claims involve one or more severe bodily injuries or deaths. Other liability claims include coverages protecting the insured against legal liability resulting from negligence, carelessness, or a failure to act causing property damage or personal injury to others. The estimation of loss reserves for other liability claims is affected by the timing of claims reporting, the applicable statute of limitations, the litigious climate and magnitude of jury awards, the unpredictability of judicial decisions regarding coverage issues and outside counsel costs. The ultimate cost of these types of claims is dependent on various factors including the relative liability of the parties involved, the number and severity of injuries and the legal jurisdiction where the incident occurred.

          NAICO does not ordinarily insure against environmental matters as that term is commonly used. However, in some cases, regulatory filings made on behalf of an insured can make NAICO directly liable to the regulatory authority for property damage, which could include environmental pollution. In those cases, NAICO ordinarily has recourse against the insured or the surety bond principal for amounts paid. NAICO has insured certain trucking companies and pest control operators who are required to provide proof of insurance which in some cases assures payment for cleanup and restoration of damage resulting from sudden and accidental release or discharge of contaminants or other substances which may be classified as pollutants. NAICO also provides surety bonds for construction contractors who use or have control of such substances and for contractors who remove and dispose of asbestos as a part of their contractual obligations.

          NAICO also insures independent oil and gas producers who may purchase coverage for the escape of oil, saltwater, or other substances which may be harmful to persons or property, but may not generally be classified as pollutants. NAICO maintains claims records which segregate this type of risk for the purpose of evaluating environmental risk exposure. Based upon the nature of such lines of business with NAICO's insureds, and current data regarding the limited severity and infrequency of such matters, it appears that potential environmental risks are not a significant portion of claim reserves and therefore would not likely have a material adverse impact, if any, on the financial condition of Chandler USA.

          NAICO's statutory-based reserves (reserves calculated in accordance with accounting practices prescribed or permitted by an insurer's domiciliary state insurance regulatory authorities for purposes of financial reporting to regulators) do not differ from its reserves reported on the basis of GAAP. NAICO does not discount its reserves for unpaid losses and loss adjustment expenses.

          Management believes that its unpaid losses and related reinsurance recoverables are fairly stated as of December 31, 2004. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management's informed estimates, assumptions and judgments using data currently available.

REINSURANCE RECOVERABLES

          Reinsurance recoverables on unpaid losses and loss adjustment expenses are similarly subject to changes in estimates and assumptions. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. In addition to factors noted above, estimates of reinsurance recoverables may prove uncollectible if the reinsurer is unable or unwilling to meet its responsibilities under the reinsurance contracts. Reinsurance contracts do not relieve an insurer from its obligation to policyholders.

DEFERRED INCOME TAXES

          Chandler USA uses an asset and liability approach for accounting for income taxes. Deferred income taxes are recognized for the tax consequences of temporary differences and carryforwards by applying enacted tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities. A valuation allowance is established if it is more likely than not that some portion of the deferred tax asset will not be realized. The determination of whether a valuation allowance is appropriate requires the exercise of management judgment.

          At December 31, 2004, Chandler USA had a net operating loss carryforward available for U.S. Federal income taxes of $11.8 million which begins to expire in 2023. Chandler USA has concluded that the deferred tax asset including the federal net operating loss carryforwards are more likely than not to be realized. Chandler USA anticipates that its future U.S. consolidated income tax will be sufficient to utilize the federal net operating losses within the required time. Chandler USA will continue to evaluate income generated in future periods in determining the reasonableness of its position. If Chandler USA determines that future income is insufficient to cause the realization of the federal net operating losses within the required time, a valuation allowance will be established.

          In addition, Chandler USA, at December 31, 2004, had net operating loss carryforwards available for Oklahoma state income taxes totaling approximately $53.2 million which expire in the years 2005 through 2024. At December 31, 2004, Chandler USA also had a capital loss carryforward for U.S. Federal income taxes of $1.1 million which expires in 2007. A valuation allowance has been provided for the tax effect of the state net operating loss and the net capital loss carryforwards since realization of such amounts is not considered more likely than not.

  OTHER

          See Note 1 to Consolidated Financial Statements for information related to other accounting and reporting policies.

     As we discussed, we will not be filing the amended Form 10-K for 2004. If you have any questions, please contact me at (405)258-4292.

Sincerely,

/s/ Mark C. Hart
-----------------
Mark C. Hart
Vice President and
Chief Financial Officer

MCH:js